EXHIBIT 99.7

PRETIUM RESOURCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2011
(Expressed in Canadian Dollars)
(Unaudited)

1600-570 Granville Street
Vancouver, BC V6C 3P1

Phone: 604-558-1784
Email: invest@pretivm.com

NOTICE OF NO AUDITOR REVIEW OF
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 Part 4, subsections 4.3(3)(a), if an auditor has not performed a review of these condensed consolidated interim financial statements they must be accompanied by a notice indicating that these condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

	Notes	June 30, 2011	December 31, 2010

ASSETS

Current assets
Cash and cash equivalents		$35,947,490	$48,533,766
Receivables		1,173,192	32,166
Deposits and prepaid expenses		276,779	106,405
Due from Silver Standard Resources Inc.	6	1,075,411	600,000
Total current assets		38,472,872	49,272,337

Non-current assets
Reclamation bond	4	330,000	-
Fixed assets	8	1,690,668	-
Mineral interests	4	460,035,899	450,000,000
		462,056,567	450,000,000

Total Assets		$500,529,439	$499,272,337

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$3,176,614	1,131,915
Convertible promissory note	7	-	39,753,000
Total current liabilities		3,176,614	40,884,915

EQUITY

Share capital		498,491,330	458,738,330
Share based payment reserve		22,809,675	13,779,108
Deficit		(23,948,180)	(14,130,016)
Total equity		497,352,825	458,387,422

Total Equity and Liabilities		$500,529,439	$499,272,337

Subsequent event	10

These condensed consolidated interim financial statements are authorized for issuance by the Board of Directors on August 11, 2011.

On behalf of the Board:
/s/ Ross A. Mitchell	/s/ Robert A. Quartermain
Ross A. Mitchell (Chairman of Audit Committee)	Robert A. Quartermain (Director)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

	Notes	Three months ended June 30, 2011	Six months ended June 30, 2011

EXPENSES

Consulting		29,225	65,861
General and administrative		26,505	201,227
Insurance		12,985	43,315
Investor relations		220,437	306,150
Listing fees		43,384	110,025
Professional fees		99,392	253,093
Salaries		370,517	601,542
Share based compensation	5	3,198,299	8,586,079
Travel and accommodation		93,756	121,353

Loss before other items		4,094,500	10,288,645

OTHER ITEMS

Interest income		(102,567)	(220,481)
Other income		(250,000)	(250,000)

Net loss and comprehensive loss for the period		$3,741,933	$9,818,164

Basic and diluted loss per common share	5	$0.04	$0.12

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
(unaudited)

	Notes	Three months ended June 30, 2011	Six months ended June 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period from operations		$(3,741,933)	$(9,818,164)
Items not affecting cash:
Amortization	8	(23,290)	29,462
Share-based compensation	5	3,198,299	8,586,079
Change in non-cash working capital items:
Receivables		(805,615)	(1,141,026)
Prepaid expenses		71,776	(170,374)
Due from Silver Standard Resources Inc.	6	(360,906)	(475,411)
Accounts payable and accrued liabilities		(176,692)	(886,999)

Net cash used in operating activities		(1,838,361)	(3,876,433)

CASH FLOWS FROM FINANCING ACTIVITIES
Underwriters’ exercise of over allotment option	7	-	18,000,000
Settlement of convertible promissory note	7	-	(18,000,000)

Net cash generated by financing activities		-	-

CASH FLOWS FROM INVESTING ACTIVITIES
Reclamation bonds	4	(330,000)	(330,000)
Expenditures on mineral interests	4	(5,381,548)	(6,564,861)
Purchase of property, plant and equipment	8	(641,037)	(1,814,982)

Net cash used in investing activities		(6,352,585)	(8,709,843)

Change in cash and cash equivalents for the period		(8,190,946)	(12,586,276)

Cash and cash equivalents, beginning of period		44,138,436	48,533,766

Cash and cash equivalents, end of period		$35,947,490	$35,947,490

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
 (unaudited)

		Common shares
	Note	Number of shares	Amount	Share-based payments reserve	Deficit	Total
Initial public offering	5	44,170,000	$265,020,000	$-	$-	$265,020,000
Share issue costs	5	-	(3,008,670)	-	-	(3,008,670)
Shares issued under Acquisition Agreement	5	32,537,833	195,227,000	-	-	195,227,000
Conversion of preferred shares to common shares	5	2,136,753	1,500,000	11,320,513	-	12,820,513
Value assigned to options granted	5	-	-	2,458,595	-	2,458,595
Loss for the period		-	-	-	(14,130,016)	(14,130,016)
Balance – December 31, 2010		78,844,586	$458,738,330	$13,779,108	$(14,130,016)	$458,387,422
Underwriters’ exercise of over allotment option	5	3,000,000	18,000,000	-	-	18,000,000
Shares issued on conversion of promissory note	7	3,625,500	21,753,000	-	-	21,753,000
Value assigned to options granted	5	-	-	5,387,780	-	5,387,780
Loss for the period		-	-	-	(6,076,231)	(6,076,231)
Balance – March 31, 2011		85,470,086	$498,491,330	$19,166,888	$(20,206,247)	$497,451,971
Value assigned to options vested	5	-	-	3,642,787	-	3,642,787
Loss for the period		-	-	-	(3,741,933)	(3,741,933)
Balance – June 30, 2011		85,470,086	$498,491,330	$22,809,675	$(23,948,180)	$497,352,825

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2011
(unaudited)

1.           NATURE OF OPERATIONS

Pretium Resources Inc (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010.

The Company owns the Snowfield and Brucejack Projects (the “Projects”) located in Northwest British Columbia, Canada.  The Company is in the process of exploring the Projects and has not yet determined whether they contain economically recoverable mineral reserves.  The Company’s continuing operations and the underlying value and recoverability of the amount shown for the mineral interests is entirely dependent upon the existence of economically recoverable mineral reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the Projects, obtaining the necessary permits to mine, and on future profitable production or from the proceeds from the disposition of the Projects.

Refer to note 4.

2.           SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. Accordingly, these condensed consolidated interim financial statements do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) for complete financial statements for year end reporting purposes. Results for the period ended June 30, 2011, are not necessarily indicative of future results.

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its most recent annual consolidated financial statements for the year ended December 31, 2010 as filed on SEDAR at www.sedar.com.

b)	Significant Accounting Estimates and Judgments

The preparation of these condensed consolidated interim financial statements requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These condensed consolidated interim financial statements include estimates which, by their nature, are uncertain. The impact of such estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believe to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2011
(unaudited)

2.           SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Critical accounting estimates (cont’d)

i.	the recoverability of amounts receivable;
ii.	the recoverability of the carrying value of the investment in its mineral interests;
iii.	the inputs used in accounting for share-based compensation expense in profit or loss.

c)	Segment Reporting

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral interests.

d)	Property, Plant and Equipment

The Company adopted this new accounting policy after the acquisition of office equipment, computer software, computer hardware and exploration equipment during the period. Property, plant and equipment is carried at cost, less accumulated amortization and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire or construct an asset that includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use along with the future cost of dismantling and removing the asset. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The cost of major overhauls of parts of property, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred

The building under construction will be depreciated when it has been substantially completed and is available for its intended use. It will be depreciated over its expected life.

Plant and equipment associated with mining operations is depreciated over the estimated useful lives of the assets either on a unit of production basis or declining balance basis at rates of 5% to 50% per annum, as appropriate. All other equipment is amortized over the estimated useful life of the assets using the declining balance method at rates of 5% to 50% per annum, as appropriate. Amortization methods and useful lives are reviewed at each reporting date and adjusted as required.

e)	Flow-through Shares

The issue of flow-through common shares of the Company results in the tax deductibility of the qualifying resource expenditures funded from the proceeds of the sale of such shares being transferred to the purchasers of the shares. Under IFRS, on issuance of such shares, the Company bifurcates the flow-through shares into: a flow-through share premium, equal to the estimated premium based on intrinsic value, if any, investors pay for the flow-through feature, which is recognized as a liability, and share capital. Upon expenses being incurred, the Company derecognizes the liability for the amount of the tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision. Previously unrecognized tax assets may offset this tax provision, with a corresponding charge to income.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2011
(unaudited)

3.           NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

New standards, amendments and interpretations to existing standards not adopted by the Company

The Company has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for accounting periods beginning on or after January 1, 2012 or later periods.

•
IFRS 9, Financial Instruments, Classification and Measurement, effective for the Company’s annual reporting period beginning January 1, 2013.  The Company anticipates that the adoption of this standard will have no material impact except for additional disclosures.

•
IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control under IFRS so that the same criteria are applied to all entities to determine control. The Company anticipates that the adoption of this standard will have no material impact.

•
IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures. IFRS 11 reduces the types of joint arrangements to two: joint ventures and joint operations. IFRS 11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. Entities that participate in joint operations will follow accounting much like that for jointly controlled assets and jointly controlled operations under IAS 31. The Company anticipates that the adoption of this standard will have no material impact.

•
IFRS 12, Disclosure of Interests in Other Entities, sets out the disclosure requirements for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28, Investments in Associates. The Company anticipates that the adoption of this standard will have no material impact.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2011
(unaudited)

4.           MINERAL INTERESTS

The Company’s mineral interests consist of gold/copper/silver exploration projects located in northwest British Columbia.

Expenditures on the Company’s mineral interests are summarized as follows:

	December 31	Additions	June 30
	2010	2011	2011
CANADA
BRITISH COLUMBIA
Snowfield Project
Acquisition	$309,064,110	$-	$309,064,110
Exploration costs:
Aircraft rentals	-	1,707	1,707
Amortization	-	7,333	7,333
Contract services	-	7,598	7,598
Consulting	-	82,815	82,815
Environmental	-	100,204	100,204
Field costs	-	16,919	16,919
Freight, shipping, courier	-	2,937	2,937
Geology consulting	-	7,800	7,800
Government fees and licenses	-	13,149	13,149
Miscellaneous	-	1880	1880
Overhead costs	-	1,662	1,662
Travel and transportation	-	1,096	1,096
	309,064,110	245,100	309,309,210

Brucejack Project
Acquisition	140,935,890	1,125,000	142,060,890
Exploration costs:
Aircraft rentals	-	1,710,556	1,710,556
Amortization	-	87,519	87,519
Assaying	-	391,556	391,556
Camp construction and supplies	-	673,943	673,943
Consulting	-	514,828	514,828
Contract services	-	1,127,260	1,127,260
Drilling	-	2,122,325	2,122,325
Engineering	-	300,915	300,915
Environmental	-	318,908	318,908
Equipment rent and maintenance	-	216,960	216,960
Field costs	-	36,180	36,180
Freight, shipping, courier	-	30,519	30,519
Government fees and licenses	-	17,036	17,036
Geotechnical	-	180,597	180,597
Metallurgical consulting	-	11,083	11,083
Miscellaneous	-	74,790	74,790
Overhead costs	-	122,393	122,393
Road construction	-	53,901	53,901
Share-based compensation	-	444,488	444,488
Storage	-	30,997	30,997
Travel and transportation	-	82,236	82,236
Wages	-	116,809	116,809
	140,935,890	9,790,799	150,726,689

Mineral property costs	$450,000,000	$10,035,899	$465,035,899

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2011
(unaudited)

4.           MINERAL INTERESTS (Cont’d)

Snowfield and Brucejack Projects

The Company owns the Snowfield and Brucejack Projects which were acquired from Silver Standard Resources Inc. (“Silver Standard”) for $450,000,000, paid by $215,020,000 in cash and the issuance of 32,537,833 common shares of the Company valued at $195,227,000 and a convertible promissory note for $39,753,000, of which $18,000,000 was paid by the Company and the balance of $21,753,000 was then converted to 3,625,500 shares of the Company.

The Company has lodged $330,000 in the form of Guaranteed Investment Certificates as security deposits with various government agencies in relation to close down and restoration provisions for the Projects.

The Brucejack Project is subject to a 1.2% net smelter returns royalty on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

5.           CAPITAL AND RESERVES

Authorized Share Capital

At June 30, 2011, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2011
(unaudited)

5.           CAPITAL AND RESERVES (Cont’d)

Basic and diluted loss per share

The calculation of basic and diluted loss per share is based on the following:

	Three months ended June 30, 2011	Six months ended June 30, 2011
Loss attributable to common shareholders	$3,741,933	$9,818,164
Weighted average number of common shares outstanding for calculation of loss per share	85,470,086	84,729,665

The loss per share does not include the effect of 5,055,000 share purchase options outstanding as they are anti-dilutive.

Share Option Plan

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in their discretion, and in accordance with Toronto Stock Exchange requirements, grant to its directors, officers, employees and consultants of the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issue does not exceed 10% of the number of then outstanding common shares.  Such options can be exercisable for a maximum of ten years from the date of grant.  The exercise price of each share option is set by the Board of Directors at the time of grant but cannot be less than the market price. Vesting of share options is at the discretion of the Board of Directors at the time the options are granted.

Continuity of share purchase options for the six months ended June 30, 2011 is as follows:

Expiry date	Exercise price	December 31, 2010	Granted	Exercised (Cancelled)	June 30, 2011	Exercisable
December 21, 2015	$6.00	2,725,000		-	2,725,000	1,362,500
January 28, 2016	6.10	-	1,575,000	-	1,575,000	393,750
February 10, 2016	8.73	-	100,000	-	100,000	25,000
March 16, 2016	11.01	-	655,000	-	655,000	163,750
		2,725,000	2,330,000	-	5,055,000	1,945,000

Weighted average exercise price		$6.00	$7.59		$6.73
Weighted average remaining contractual life (years)		5.0			4.55

The total fair value of stock options incurred during the three month period ended June 30, 2011 is $3,198,299, and for the six month period ended June 30, 2011 is $9,030,567. Of this amount, $8,586,079 has been expensed in profit or loss and $444,488 has been charged to mineral interests.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six month ended June 30, 2011
(unaudited)

5.           CAPITAL AND RESERVES (Cont’d)

The following are the weighted average assumptions employed to estimate the fair value of options granted in the period using the Black-Scholes option pricing model:

Risk-free interest rate	2.30%
Expected volatility	60.0%
Expected life	5 years
Expected dividend yield	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

6.	RELATED PARTIES

Transactions with Key Management Personnel

Key management personnel compensation:
For the six months ended June 30, 2011
Salaries and management fees	$498,000
Share based compensation	5,671,490
$6,169,490

Receivable from Silver Standard

The Company and Silver Standard have an agreement to share certain share issuance costs related to the Company’s IPO and subsequent sales of the Company’s shares by Silver Standard (the “Secondary Offering”). The Company had recorded a receivable of $600,000 due from Silver Standard at December 31, 2010 with a corresponding offset to share issuance costs.

During the six months ended June 30, 2011, the Company paid $475,411 on behalf of Silver Standard for consulting and legal expenses in connection with the initial IPO and Secondary Offering. As a result, the receivable balance from Silver Standard has increased to $1,075,411.

The Company’s acquisition of the Project from Silver Standard had resulted in Silver Standard owing 42.3% of the issued shares of the Company at March 31, 2011. During the three months ended June 30, 2011, this interest was reduced to 28.86% as a result of the Secondary Offering.

Refer to notes 4 and 7.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2011
(unaudited)

6.	RELATED PARTIES (Cont’d)

Employment Agreements

The Company has entered into employment agreements with each of its President and CEO (the “CEO”), Chief Development Officer and Vice President (the “CDO”) and Chief Exploration Officer and Vice President (the “CExO”).  Under the employment agreements, the CEO receives a base salary of $400,000 per year, benefits and an annual performance bonus of 0.25% of the annual increase in the market capitalization of the Company, provided the increase in market capitalization is 10% or more.  The CDO and CExO each receive a base salary of $300,000 per year, benefits and an annual bonus determined at the discretion of the Board.  The CEO, CDO and CExO are also entitled to twenty-four months’ salary and two years annual performance bonus as a termination benefit without cause.

Subsidiary

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Pretium Explorations Inc.	British Columbia, Canada	100%	Holds interest in Projects

7.	CONVERTIBLE PROMISORY NOTE

As part of the Snowfield and Brucejack acquisition (note 4), the Company had issued to Silver Standard a convertible promissory note in the amount of $39,753,000. During the period, $18,000,000, being the proceeds from the over allotment option on the Company’s Initial Public Offering, was paid to Silver Standard to reduce the note to $21,753,000. The remainder was converted and settled through the issuance of 3,625,500 common shares on February 1, 2011.

8.           FIXED ASSETS

	June 30, 2011
		Accumulated	Net Book
	Cost	Amortization	Value
Building	$297,297	$-	$297,297
Office equipment	85,690	4,285	81,405
Computer software license	196,744	49,186	147,558
Computer hardware	103,772	14,269	89,503
Exploration equipment	1,131,479	56,574	1,074,905
	$1,814,982	$124,314	$1,690,668

During the six months ended June 30, 2011, $29,462 of amortization is recognized in comprehensive loss and $94,852 is recognized in mineral properties.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2011
(unaudited)

9.	FINANCIAL RISK MANAGEMENT

(a)           Overview

The Company has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

 (b)           Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.  The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, other receivables and amounts due from Silver Standard.

The Company limits its exposure to credit risk on liquid financial assets through investing its cash and cash equivalents with high-credit quality financial institutions.

Other receivables consist primarily of HST receivable from the Government of Canada.

The Company is subject to a significant concentration of credit risk related to the amount due from Silver Standard. However, the Company has not recorded an allowance against this receivable because it is confident of its collectability. See note 6.

The carrying value of the Company’s cash and cash equivalents, due from Silver Standard and other receivables represent the maximum exposure to credit risk.

Financial Assets	Carrying Amount as at June 30, 2011
Due from Silver Standard (note 6)	$1,075,411
Receivables	1,173,192
Cash and cash equivalents	35,947,490
$38,196,093

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the six months ended June 30, 2011
(unaudited)

9.           FINANCIAL RISK MANAGEMENT (Cont’d)

(c)           Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The Company's cash and cash equivalents are currently invested in business and savings accounts with high-credit quality financial institutions which are available on demand by the Company for its programs.

(d)           Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(e)           Interest Rate Risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

(f)           Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business.  The capital structure of the Company consists of equity, which comprises of share capital, net of accumulated deficit.  The Company manages its capital structure through the preparation of operating budgets, which are approved by the Board of Directors.

Company is not subject to any externally imposed capital requirements.

(g)           Fair Value

The carrying value of the Company’s financial assets and liabilities approximate their fair value.

10.	SUBSEQUENT EVENT

On July 15, 2011, the Company closed a private placement of 1,390,000 flow-through common shares at a priceof $10.85 per flow-through share for aggregate gross proceeds of approximately $15 million.